FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 31, 2011

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 with registration numbers 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751 and 333-149577, the registration statements on Form F-3 with registration numbers 333-162193, 333-162193-01, 333-104778-01 and 333-137691, and the registration statement on Form F-4 with registration number 333-108304 of RBS Holdings N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item
1	RBS Holdings N.V. – Interim Financial Report for the half year ended 30 June 2011

RBS Holdings N.V.
Interim Results for the half year ended 30 June 2011

RBS Holdings N.V. – 2011 Interim results UNAUDITED

RBS Holdings N.V.
Interim results for the half year ended 30 June 2011

RBS Holdings N.V. is the parent company of The Royal Bank of Scotland N.V. ('RBS N.V.') consolidated group of companies and associated companies ('RBSH Group'). The Royal Bank of Scotland Group plc ('RBSG'), is the ultimate holding company of RBSH Group. RBSG Group refers to RBSG and its consolidated subsidiaries and associated companies.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	1

Highlights

RBS Holdings N.V. recorded a loss of €1,456 million from continuing operations for the first half of 2011, compared with a loss of €541 million in the first half of 2010.

Key points
•
In April 2011, RBSH Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc ('RBS'). Part of the transfers is expected to have taken place by the end of 2011. These assets and liabilities largely relate to activities of RBS N.V. carried out in the United Kingdom and have been classified as assets and liabilities of disposal groups as at 30 June 2011. Thereby, increasing both asset and liabilities of disposal groups significantly with a corresponding reduction in other captions in the balance sheet.

•
Income decreased in the first half of 2011 principally reflecting the changes in the structure of the balance sheet following transfers of businesses to RBS during 2010 and lower interest income and trading income in Non-Core as a result of disposal of operations in Asia and the Americas. Additionally, the tightening of credit spreads in the first half of 2011 led to a fair value loss on own debt of €348 million compared to a gain of €203 million in the first half of 2010.

•
Operating expenses decreased to €1,371 million from €1,849 million, largely due to a reduction in staff costs resulting from employees transferring to RBS and as a result of disposals of operations in Asia and the Americas.

•
Total impairment losses were €1,097 million compared with a loss of €224 million in the first half of 2010. The increase reflected the impairment of Greek sovereign available-for-sale bonds and related interest rate hedge adjustments, as a result of Greece's continuing fiscal difficulties.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	2

Cautionary statement on forward-looking statements

Certain sections in this document contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSH Group’s restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile, RBSH Group’s future financial performance, the level and extent of future impairments and write-downs, the protection provided by the asset protection scheme back-to-back contracts with the RBS, and RBSH Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the financial condition of the RBSG Group; the global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on RBSH Group in particular; the financial stability of other financial institutions, and RBSH Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the EC State Aid restructuring plan of the RBSG Group; organisational restructuring, including any adverse consequences of a failure to transfer or delay in transferring certain business assets and liabilities from RBS N.V. to RBS; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of RBSH Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of RBSH Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of RBSH Group’s operations) in the Netherlands, the United States, United Kingdom, the rest of Europe and other countries in which RBSH Group operates or a change in policy of the government of the Netherlands; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the central banks and other governmental and regulatory bodies; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; changes in Dutch and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the protection provided to RBSH Group pursuant to the asset protection scheme back-to-back contracts and their effect on RBSH Group’s financial and capital position; limitations on, or additional requirements imposed on, RBSH Group’s activities as a result of HM Treasury’s investment in RBSG Group; and the success of RBSH Group in managing the risks involved in the foregoing.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	3

Cautionary statement on forward-looking statements (continued)

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion on certain risks faced by RBSH Group, see 'Principle risks and uncertainties' on pages 50 to 67.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	4

Operating and financial review

General information
RBSH Group is an international banking group offering a wide range of banking products and financial services on a global basis.

In 2007, RFS Holdings B.V. ('RFS Holdings'), which was jointly owned by RBSG Group, the Dutch State (successor to Fortis N.V. and Fortis SA/N.V.) and Banco Santander S.A. (together the 'Consortium Members') completed the acquisition of RBS Holdings N.V. RFS Holdings is the sole shareholder of RBS Holdings N.V.

RBSG Group's shareholding in RFS Holdings was increased to 97.72%. RFS Holdings is controlled by RBSG Group, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBSG is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBSG.

The interim financial statements contained in the interim results has been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

Organisational structure
RBSH Group comprises four reportable segments: Global Banking and Markets ('GBM'), Global Transaction Services ('GTS') and Central Items, together the 'Core' segments, and the 'Non-Core' segment.

Global Banking and Markets (GBM) provides an extensive range of debt and equity financing, risk management and investment services as a leading banking partner to major corporations and financial institutions around the world. The GBM business is organised along four principal business lines: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

Global Transaction Services (GTS) provides global transaction services, offering global trade finance, transaction banking and international cash management.

Central Items includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources.

Non-Core contains a range of separately managed businesses and asset portfolios that RBSH Group intends to run-off or dispose, in line with RBSG Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred to the Consortium Members,  referred to as 'Shared Assets', in which each of the consortium shareholders has a joint and indirect interest.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	5

Operating and financial review (continued)

Proposed transfers of a substantial part of the business activities of RBS N.V. to RBS
On 19 April 2011, RBSH Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS (the 'Proposed Transfers'), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of RBSH Group interact with clients with simplified access to the GBM and GTS product suites. It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013.

Part of the Proposed Transfers is expected to have taken place by the end of 2011. These assets and liabilities largely relate to activities of RBS N.V. carried out in the United Kingdom (the 'UK Transfers') and have been classified as assets and liabilities of disposal groups as at 30 June 2011. The UK Transfers are currently scheduled to take place during Q4 2011 as part of a Part VII Scheme, which is a court and UK Financial Services Authority approved transfer scheme or by way of novation. The UK Transfers represent a large part of the UK GBM equities business, trading and lending portfolio as well as UK GTS business and a part of the UK Non-Core portfolio. As this disposal group does not represent a whole reportable segment or geographical region, the results for the period are not presented as results from discontinued operations. The UK Transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may affect their classification as a disposal group as at 30 June 2011.

For details of the assets and liabilities relating to the UK Transfers held for disposal see Note 9 on page 31.

See the Risk and capital management section of this report on pages 41 to 49, which includes further details on the impact of the UK Transfers on the risk and capital management of RBSH Group as at 30 June 2011.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	6

Operating and financial review (continued)

EC remedy
On 26 November 2009, RBSG entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom Government, containing commitments and undertakings given by RBSG to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBSG. As part of these commitments, RBSG agreed that RBS Holdings N.V. will not pay investors any coupons on, or exercise any call rights in relation to, the hybrid capital instruments issued by RBS N.V. listed below, unless in any such case there is a legal obligation to do so, for an effective period of two years. RBSH Group is also subject to restrictions on the exercise of call rights in relation to its other hybrid capital instruments.

–	5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V (formerly ABN AMRO Capital Funding Trust V) (US74928K2087)
–	6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI (formerly ABN AMRO Capital Funding Trust VI) (US74928M2044)
–	6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII (formerly ABN AMRO Capital Funding Trust VII) (US74928P2074)

The two-year distribution restriction period in relation to the hybrid capital instruments started on 1 April 2011.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	7

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2011

Set out below are summarised income statements for the half years ended 30 June 2011 and 2010.

	First half 2011 €m	First half 2010 €m
Net interest income	321	582
Non-interest income	508	1,016
Total income	829	1,598

Operating expenses	(1,371)	(1,849)
Loss before impairment losses	(542)	(251)
Impairment losses	(1,097)	(224)
Operating loss before tax	(1,639)	(475)
Tax credit/(charge)	183	(66)
Loss from continuing operations	(1,456)	(541)
Profit from discontinued operations, net of tax	22	950
(Loss)/profit for the period	(1,434)	409
Attributable to:
Non-controlling interests	-	2
Controlling interests	(1,434)	407

Operating loss
Operating loss before tax was €1,639 million compared with a loss of €475 million in the first half of 2010.

Total income
Total income decreased by 48% to €829 million from €1,598 million in the first half of 2010.

Net interest income decreased by 45% to €321 million from €582 million in the first half of 2010. This is mainly due to changes in the structure of the balance sheet following transfers of businesses to RBS and lower net interest income in Non-Core as a result of disposal of operations in Asia and the Americas in 2010.

Non-interest income decreased by 50% to €508 million from €1,016 million in the first half of 2010. This largely relates to lower trading income in GBM due to the transfer of trading activities to RBS and lower trading income in Non-Core as a result of disposal of operations in Asia and the Americas. Additionally, the tightening of credit spreads in the first half of 2011 led to a fair value loss on own debt of €348 million compared with a gain of €203 million in the first half of 2010.

Operating expenses decreased by 26% to €1,371 million from €1,849 million in the first half of 2010. This decrease is largely due to a reduction in staff costs resulting from employees transferring to RBS and the disposal of operations in Asia and the Americas.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	8

Operating and financial review (continued)

Impairment losses
Impairment losses were €1,097 million compared with a loss of €224 million in the first half of 2010. The increase in impairment losses in 2011 relates to Greek sovereign available-for-sale bonds and related interest rate hedge adjustments, as a result of Greece’s continuing fiscal difficulties.

Profit from discontinued operations
Profit from discontinued operations was €22 million compared with €950 million in the first half of 2010. The profit reported in 2010 related mainly to the gain on the sale by RBS Holdings N.V. of the Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010. The profit in 2011 relates to the remaining Dutch State acquired businesses held within RBS Holdings N.V.

Capital and capital ratios
Capital ratios at 30 June 2011 were 7.4% (Core Tier 1), 9.6% (Tier 1) and 14.4% (Total).

RBS Holdings N.V. – 2011 Interim results UNAUDITED	9

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2011 by segment

The following table sets out the operating (loss)/profit before tax, relating to the core segments (GBM, GTS, Central items) and the Non-Core segment for the half years ended 30 June 2011 and 2010.

	First half 2011 €m	First half 2010 €m
Operating (loss)/profit before tax
Global Banking and Markets	(322)	206
Global Transaction Services	(74)	(3)
Central Items	(1,092)	(284)
Total Core	(1,488)	(81)
Non-Core	(151)	(394)
Total	(1,639)	(475)

RBS Holdings N.V. – 2011 Interim results UNAUDITED	10

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2011 by segment (continued)

Global Banking and Markets	First half 2011 €m	First half 2010 €m

Net interest income	108	217
Non-interest income	389	1,001
Total income	497	1,218
Operating expenses	(747)	(918)
Impairment losses	(72)	(94)
Operating (loss)/profit before tax	(322)	206

Key points
•	Operating loss before tax was €322 million compared with a profit of €206 million in the first half of 2010.

•
Net interest income decreased by 50% to €108 million from €217 million in the first half of 2010. This reflects changes in the structure of the balance sheet following transfers of businesses to RBS and reduced net interest margin mainly due to increased funding costs.

•
Non-interest income decreased by 61% to €389 million from €1,001 million in the first half of 2010. This largely relates to lower trading income due to the transfer of trading activities to RBS. Additionally, the tightening of credit spreads in the first half of 2011 led to a fair value loss on own debt of €412 million compared to a gain of €178 million the first half of 2010.

•	Operating expenses decreased by 19% to €747 million from €918 million in the first half of 2010 reflecting a reduction in staff costs resulting from employees transferring to RBS.

•	Impairment losses were €72 million compared with €94 million in the first half of 2010. These impairments reflect a small number of single name provisions.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	11

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2011 by segment (continued)

Global Transaction Services	First half 2011 €m	First half 2010 €m

Net interest income	150	153
Non-interest income	167	146
Total income	317	299
Operating expenses	(310)	(302)
Impairment losses	(81)	-
Operating loss before tax	(74)	(3)

Key points
•
Operating loss before tax was €74 million compared with a loss of €3 million in the first half of 2010. Operating profit before impairment losses was €7 million compared with a loss of €3 million in the first half of 2010.

•	Net interest income decreased by 2% to €150 million from €153 million in the first half of 2010. Net interest margins declined slightly offsetting the benefit of strong growth in deposits.

•	Non-interest income increased by 14% to €167 million from €146 million in the first half of 2010.

•
Operating expenses increased by 3% to €310 million from €302 million in the first half of 2010 reflecting investment in client-facing staff, business improvement initiatives and technology and support infrastructure.

•	Impairment losses, which relate to a single customer, were €81 million compared with no losses in the first half of 2010.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	12

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2011 by segment (continued)

Central Items	First half 2011 €m	First half 2010 €m

Net interest expense	(84)	(83)
Non-interest income	43	13
Total loss	(41)	(70)
Operating expenses	(81)	(214)
Impairment losses	(970)	-
Operating loss before tax	(1,092)	(284)

Key points
•	Operating loss before tax was €1,092 million compared with a loss of €284 million in the first half of 2010.

•	Net interest expense was €84 million compared with €83 million in the first half of 2010.

•
Non-interest income increased to €43 million from €13 million in the first half of 2010 which included realised losses on the sale of Greek, Portuguese, Spanish and Italian available-for-sale securities.

•
Operating expenses decreased by 62% to €81 million from €214 million in the first half of 2010. This decrease is largely due to a number of one-off staff related costs incurred in the first half of 2010 as well as lower staff costs reflecting a decrease in full time equivalent number of employees.

•
Impairment losses were €970 million compared with no losses in the first half of 2010. The impairment losses in 2011 relate to Greek sovereign AFS bonds and related interest rate hedge adjustments, as a result of Greece’s continuing fiscal difficulties. The cumulative losses in other comprehensive income related to these bonds, were recycled to profit and loss as an impairment charge.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	13

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2011 by segment (continued)

Non-Core	First half 2011 €m	First half 2010 €m

Net interest income	147	296
Non-interest income	(91)	(145)
Total income	56	151
Operating expenses	(233)	(415)
Impairment recoveries/(losses)	26	(130)
Operating profit/(loss) before tax	(151)	(394)

Key points
•	Operating loss before tax was €151 million compared with a loss of €394 million in the first half of 2010.

•	Net interest income decreased by 50% to €147 million from €296 million in the first half of 2010. This is mainly due to disposal of operations in Asia and the Americas in 2010.

•
Non-interest income was a loss of €91 million compared with a loss of €145 million in the first half of 2010. This increase relates largely to the true up of the APS back-to-back premium of €85 million, see page 16 of this report for further details. This is partly offset by hedging losses realised in 2011 as well as lower trading and net commission income due the disposal of operations in Asia and the Americas.

•
Operating expenses decreased by 44% to €233 million from €415 million in the first half of 2010. This decrease is largely due to a reduction in staff costs following the disposal of operations in Asia and the Americas.

•
Loan impairments in the first half year of 2011 amounted to a credit of €26 million compared with a charge of €130 million in the first half of 2010.  Loan impairments for the half year ended 30 June 2011, reflect a benefit of €34 million of loss compensation under the APS back-to-back agreement with RBS.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	14

Operating and financial review (continued)

Key metrics
	30 June 2011 €m	31 December 2010 €m
Balance sheet
Funded balance sheet1	192,805	172,110
Total assets	206,656	200,382
Total REIL and PPL2	2,162	2,357
Risk elements in lending as a % of loans and advances	5.5%	4.8%
Provision balance as % of REIL/PPL 2	66.8%	66.7%
Loan: deposit ratio (net of provisions)	87.3%	81.0%

(1) Funded balance sheet represents total assets less derivatives.
(2) RBS Holdings N.V. classifies impaired assets as either Risk Elements in Lending (REIL) or Potential Problem Loans (PPL). REIL represents impaired loans, loans that are accruing but are past due 90 day and restructured loans. PPL represents impaired assets which are not included in REIL but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Key Points
•
The funded balance sheet increased by €20.7 billion to €192.8 billion at 30 June 2011, largely as a result of the UK Transfer derivative asset balances being classified as held for disposal, together with an increase in the holding of Government bonds and increased cash balances held at Central Banks.

•	The loan:deposit ratio was 87.3% at 30 June 2011, up from 81.0% at 31 December 2010.
•	Risk elements in lending as a percentage of loans and advances increased from 4.8% at December 2010 to 5.5% at 30 June 2011.

Capital ratios	30 June 2011 €m	31 December 2010 €m
Risk-weighted assets ('RWAs')	64,523	69,796
Core Tier 1 ratio	7.4%	8.7%
Tier 1 ratio	9.6%	11.0%
Total capital ratio	14.4%	15.8%

RBS Holdings N.V. – 2011 Interim results UNAUDITED	15

Operating and financial review (continued)

Participation in UK Government's Asset Protection Scheme
On 22 December 2009 RBS N.V. and RBS entered into two Asset Protection Scheme (‘APS’) back-to-back contracts, a financial guarantee and a credit default swap arrangement, in relation to the RBS N.V. Covered Assets ('the Contracts') to de-risk future earnings. These agreements provide RBS N.V. with 100% protection over a specific portfolio of covered assets.

Fees of €97 million, for the APS back-to-back agreement, were charged to income for the first half of 2011. The 2011 half year’s fair value change includes mark to market losses of €56 million on the credit default swap. Loan impairments for the first six months reflect a benefit of €34 million of loss compensation under the APS back-to-back agreement with RBS.

The APS back-to-back Financial Guarantee contract allows for data true-ups agreed by both parties. In 2011, a project was initiated to true up the impairment data for 2009 and prior periods, since at inception not all impairment claims for 2009 and prior periods were included in the recovery claim for calculation of the APS back-to-back guarantee premium. This resulted in a further claim of €85 million on unclaimed impairment. Since, the true ups of impairment claims for 2009 and prior periods, are in substance an adjustment of the premium, these would normally be amortised over the remaining period of cover for the relevant assets; in these particular cases the adjustments relate to assets which have already rolled off, so the entire claim is taken to current year profit and loss as an adjustment of premium.

Assets being transferred as a part of the UK Transfers during the next six months will include assets covered by the APS back-to-back agreement. Unamortised fees on the APS back-to-back agreement covered assets, which are in the held for disposal portfolio will be reimbursed by RBS to RBS N.V.; consequently there will be no accelerated amortisation or future profit or loss impact of the APS back-to-back agreement fees paid on transferred assets. The total unamortised fees on related covered assets, in the UK Transfer held for disposal portfolio, is approximately €136 million.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	16

Condensed Consolidated Financial Statements

RBS Holdings N.V. – 2011 Interim results UNAUDITED	17

Condensed consolidated income statement
for the half year ended 30 June 2011 (unaudited)

	Note	First half 2011 €m	First half 2010 €m	Full year 2010 €m
Interest receivable		1,127	1,739	3,061
Interest payable		(806)	(1,157)	(1,634)
Net interest income		321	582	1,427
Fees and commissions receivable		587	567	1,152
Fees and commissions payable		(128)	(240)	214
Income from trading activities		229	862	1,131
Other operating loss		(180)	(173)	(52)
Non-interest income		508	1,016	2,445
Total income		829	1,598	3,872
Operating expenses		(1,371)	(1,849)	(3,380)
(Loss)/profit before impairment losses		(542)	(251)	492
Impairment losses	3	(1,097)	(224)	(67)
Operating (loss)/profit before tax		(1,639)	(475)	425
Tax credit/(charge)	4	183	(66)	(302)
(Loss)/profit from continuing operations		(1,456)	(541)	123
Profit from discontinued operations, net of tax	8	22	950	985
(Loss)/profit for the period		(1,434)	409	1,108
(Loss)/profit attributable to:
Non-controlling interests		-	2	(2)
Controlling interests		(1,434)	407	1,110

The accompanying notes on pages 25 to 40 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	18

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2011 (unaudited)

	First half 2011 €m	First half 2010 €m	Full year 2010 €m

(Loss)/profit for the period	(1,434)	409	1,108

Other comprehensive income
Available-for-sale financial assets	982	(1,647)	(2,105)
Cash flow hedges	16	1,299	1,393
Currency translation account	(138)	249	105

Other comprehensive income/(loss) before tax	860	(99)	(607)

Tax (charge)/credit	(262)	130	199
Other comprehensive income/(loss) after tax	598	31	(408)

Total comprehensive (loss)/income for the reporting period	(836)	440	700

Attributable to:
Non-controlling interests	(2)	(2)	(2)
Controlling interests	(834)	442	702

	(836)	440	700

The accompanying notes on pages 25 to 40 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	19

Condensed consolidated balance sheet
at 30 June 2011 (unaudited)

	Note	30 June 2011 €m	31 December 2010 €m

Assets
Cash and balances at central banks		13,564	8,323
Loans and advances to banks		19,814	26,705
Loans and advances to customers		36,811	44,496
Debt securities		50,119	52,260
Equity shares		2,999	22,634
Settlement balances		1,300	3,573
Derivatives		13,851	28,272
Intangible assets		146	199
Property, plant and equipment		234	283
Deferred tax		1,727	5,440
Prepayments, accrued income and other assets		7,770	5,388
Assets of disposal groups	9	58,321	2,809

Total assets		206,656	200,382

Liabilities
Deposits by banks		28,325	31,985
Customer accounts		41,652	54,905
Debt securities in issue		26,842	53,411
Settlement balances and short positions		2,589	5,202
Derivatives		17,452	35,673
Accruals, deferred income and other liabilities		4,480	5,213
Retirement benefit liabilities		73	75
Deferred tax		159	195
Subordinated liabilities		6,438	6,894
Liabilities of disposal groups	9	74,519	1,857

Total liabilities		202,529	195,410

Equity

Equity attributable to non-controlling interests		22	24
Equity attributable to controlling interests		4,105	4,948

Total equity		4,127	4,972

Total liabilities and equity		206,656	200,382

The accompanying notes on pages 25 to 40 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	20

Commentary on condensed consolidated balance sheet

Total assets amounted to €206.7 billion as at 30 June 2011, an increase of €6.3 billion since 31 December 2010. The UK Transfers are classified as a disposal group as at 30 June 2011, increasing both asset and liabilities of disposal groups significantly with a corresponding decrease in other balance sheet captions.

Cash and balances at central banks increased by €5.2 billion compared with December 2010. The increase is mainly attributable to an increase in deposits held with central banks in the second quarter of 2011.

Loans and advances to banks decreased by €6.9 billion compared with December 2010, largely as a result of the UK Transfers being classified as assets of disposal groups (€10.8 billion). The underlying increase was €3.9 billion.

Loans and advances to customers decreased by €7.7 billion compared with December 2010, due to the UK Transfers being classified as assets of disposal groups (€6.3 billion). In addition commercial loans decreased due to planned reductions in Non-Core and the maturing of loans.

Debt Securities decreased by €2.2 billion compared with December 2010, largely as a result of the UK Transfers being classified as assets of disposal groups (€4.0 billion). This is partially offset by an increase in treasury bills in Group Treasury.

Equity shares decreased by €19.6 billion compared with December 2010, largely as a result of the UK Transfers being classified as assets of disposal groups (€21.8 billion). This was partially offset by an increase of positions held for trading within the UK equities business.

Derivative assets and liabilities decreased by €14.4 billion and €18.2 billion respectively, compared with December 2010, largely as a result of the UK Transfers being classified as assets (€10.3 billion) and liabilities (€12.2 billion) of disposal groups. In addition, a lower volume of OTC traded credit and interest contracts contributed to the decrease.

Deferred tax decreased by €3.7 billion compared to December 2010, largely as a result of the reclassification of UK deferred tax assets relating to losses incurred by businesses transferred to RBS, as an inter-RBSG Group balance receivable from RBS (included within prepayments, accrued income and other assets in the balance sheet).

Deposits by banks decreased by €3.7 billion to €28.3 billion at June 2011, mainly due to the UK Transfers being classified as liabilities of disposal groups (€16.1 billion). This was largely offset by an increase in demand deposits held with RBSG Group.

Customer accounts decreased by €13.2 billion compared with December 2010, mainly due to the UK Transfers being classified as liabilities of disposal groups (€14.3 billion). This was partially offset by an increase in US commercial time deposits.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	21

Commentary on condensed consolidated balance sheet (continued)

Debt securities in issue decreased by €26.6 billion to €26.8 billion at 30 June 2011, largely as a result of the UK Transfers being classified as assets of disposal groups (€24.8 billion). In addition, the decrease is partly related to decreased notes and commercial paper outstanding as a result of positions maturing.

Settlement balances and short positions decreased by €2.6 billion compared with December 2010, largely as a result of the UK Transfers being classified as liabilities of disposal groups (€4.5billion). This was partially offset by an increase of unsettled position with RBS as at 30 June 2011.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	22

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2011 (unaudited)

	First half 2011 €m	First half 2010 €m	Full year 2010 €m

Called-up share capital
At beginning and end of period	1,852	1,852	1,852

Share premium account
At beginning of period	2,187	11,943	11,943
Share premium increase	-	465	915
Dividends distributed to controlling interests	-	(10,671)	(10,671)

At end of period	2,187	1,737	2,187

Available-for-sale reserve
At beginning of period	(2,419)	(840)	(840)
Unrealised gains/(losses) in the year	31	(1,600)	(1,827)
Realised losses/(gains) in the year(1)	951	(47)	(278)
Taxation	(246)	422	526

At end of period	(1,683)	(2,065)	(2,419)

Cash flow hedging reserve
At beginning of period	(28)	(1,071)	(1,071)
Other comprehensive income for the period	16	1,299	1,393
Taxation	(6)	(325)	(350)

At end of period	(18)	(97)	(28)

Foreign exchange reserve
At beginning of period	427	299	299
Other comprehensive (loss)/income for the period	(136)	253	105
Taxation	(10)	33	23

At end of period	281	585	427

Retained earnings
At beginning of period	2,929	6,697	6,697
(Loss)/profit attributable to controlling interests	(1,434)	407	1,110
Dividends distributed to controlling interests	-	(4,863)	(4,863)
Other changes	(9)	(9)	(15)

At end of period	1,486	2,232	2,929

Equity attributable to controlling interests	4,105	4,244	4,948

Non-controlling interests
At beginning of period	24	36	36
Comprehensive loss in the year	(2)	(2)	(2)
Repayment to non-controlling interests	-	-	(10)

At end of period	22	34	24

Total equity at end of period	4,127	4,278	4,972

The accompanying notes on pages 25 to 40 form an integral part of these condensed consolidated interim financial statements.

Note: (1) Includes an impairment loss of €845 million, together with €125 million of related interest rate hedge adjustments in respect of the RBSH Group’s holding of Greek government bonds.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	23

Condensed consolidated cash flow statement
for the half year ended 30 June 2011 (unaudited)

	First half 2011	First half 2010	Full year 2010
	€m	€m	€m

Operating activities
Operating profit/(loss) before tax	(1,609)	570	1,505
Adjustments for non-cash items	1,547	712	184

Net cash inflow from trading activities	(62)	1,282	1,689
Changes in operating assets and liabilities	6,042	(18,411)	(27,328)

Net cash flows from operating activities before tax	5,980	(17,129)	(25,639)
Income taxes received/(paid)	(38)	(121)	(133)

Net cash flows from operating activities	5,942	(17,250)	(25,772)

Net cash flows from investing activities	(569)	(2,287)	8,355

Net cash flows from financing activities	(901)	(1,113)	152

Effects of exchange rate changes on cash and cash equivalents	(613)	572	218

Net increase/(decrease) in cash and cash equivalents	3,859	(20,078)	(17,047)
Cash and cash equivalents at beginning of period	3,554	20,601	20,601

Cash and cash equivalents at end of period	7,413	523	3,554

The accompanying notes on pages 25 to 40 form an integral part of these condensed consolidated interim financial statements.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	24

Notes to the condensed consolidated financial statements

1. Basis of preparation
RBS Holdings N.V.’s condensed consolidated financial statements for the half year ended 30 June 2011 are prepared in accordance with International Accounting Standard 34: ‘Interim Financial Reporting ‘.

The condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the RBS Holdings N.V.’s audited financial statements as part of the Annual Report and Accounts for the year 2010, which was prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’).

As at the 31 December 2010 the presentation of the financial statements was aligned with that of RBS Group, the ultimate parent company. These reclassifications are set out on page 102 of the 2010 Form 20-F. Comparative information for the six months ended and as at 30 June 2010 has been presented on a basis consistent with the 2010 Form 20-F.

The condensed consolidated financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in financial position and performance of RBS Holdings N.V. since the end of the last annual reporting period have been made.

The condensed consolidated financial statements are presented in euros, which is the functional and presentation currency of RBS Holdings N.V., rounded to the nearest million.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). There have been no significant changes to RBSH Group’s principal accounting policies as set out on pages 102 to 112 of the 2010 Form 20-F.

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	25

Notes to the condensed consolidated financial statements (continued)

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. RBSH Group is reviewing the standards to determine their effect on RBSH Group’s financial reporting.

In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income that require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification.

Amendments IAS 19 Employee Benefits - these require the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognized immediately when a scheme is curtailed or amended.

These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. RBSH Group is reviewing the amendments to determine their effect on the Group’s financial reporting.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	26

Notes to the condensed consolidated financial statements (continued)

3. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of €161 million (year ended 31 December 2010, operating loss is stated after a credit of €78 million). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2011 from €1,572 million to €1,490 million and the movements thereon were:

	First half 2011 €m	Full year 2010 €m

At beginning of period	1,572	5,711
Transfer to disposal groups	(15)	(2,377)
Currency translation and other adjustments	(38)	212
Amounts written-off	(196)	(1,943)
Recoveries of amounts previously written-off	8	59
Charge/(credit) to the income statement	161	(78)
Unwind of discount	(2)	(12)

At end of period	1,490	1,572

The provision for impairment losses at 30 June 2011 includes €44 million (31 December 2010 - €45 million) relating to loans and advances to banks.

Impairment losses charged to the income statement comprise:

	First half 2011 €m	First half 2010 €m

Loan impairment losses	(161)	(398)
Recoveries under APS back-to-back agreement	34	174
Impairment losses on securities	(970)	-

Impairment losses	(1,097)	(224)

Impairment losses on securities
The impairment losses in 2011 relate to Greek sovereign available-for-sale bonds and related interest rate hedge adjustments, as a result of Greece’s continuing fiscal difficulties. The cumulative unrealised losses within the available-for-sale reserve related to these bonds, were recycled to profit and loss as an impairment charge. See page 46 and 47 for additional information on the available-for-sale positions within RBSH Group.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	27

Notes to the condensed consolidated financial statements (continued)

4. Taxation
The actual tax (credit)/charge differs from the expected tax (credit)/charge computed by applying the standard Dutch corporation tax rate of 25% as follows:

	First half 2011 €m	First half 2010 €m

(Loss)/profit before tax	(1,639)	(475)
Expected tax (credit) / charge	(410)	(121)
Other non-deductable items	3	23
Non-taxable items	(6)	67
Foreign profits taxed at other rates	(9)	15
Reduction in deferred tax assets following change in the rate of UK corporation tax	21	-
Losses in period where no deferred tax asset recognised	301	215
Losses brought forward and utilised	(13)	(15)
Adjustments in respect of prior periods	(70)	(118)
Actual tax charge/(credit)	(183)	66

5. Segmental analysis
There have been no significant changes in RBSH Group's divisions as set out on page 162 of the 2010 Form 20-F. Total revenue, operating (loss)/profit before tax and total assets by division are shown in the tables below.

	First half 2011			First half 2010
Total income	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m
Global Banking and Markets	668	(171)	497	1,300	(82)	1,218
Global Transaction Services	212	105	317	262	37	299
Central Items	(147)	106	(41)	(186)	116	(70)
Core	733	40	773	1,376	71	1,447
Non-Core	96	(40)	56	222	(71)	151

Total	829	-	829	1,598	-	1,598

RBS Holdings N.V. – 2011 Interim results UNAUDITED	28

Notes to the condensed consolidated financial statements (continued)

5. Segmental analysis (continued)

	First half 2011 €m	First half 2010 €m
Operating (loss)/ profit before tax
Global Banking and Markets	(322)	206
Global Transaction Services	(74)	(3)
Central items	(1,092)	(284)
Core	(1,488)	(81)
Non-Core	(151)	(394)

Total	(1,639)	(475)

	30 June 2011 €m	31 December 2010 €m
Total assets
Global Banking & Markets	132,546	130,029
Global Transaction Services	14,952	11,750
Central items	43,265	38,444
Core	190,763	180,223
Non-Core	15,153	19,487
	205,916	199,710
Reconciling item: Dutch state acquired businesses	740	672

	206,656	200,382

6. Dividends

	First half 2011 €m	First half 2010 €m
Dividends distributed/paid to the controlling interests	-	15,534

Dividends in the prior period of €15,534 million were distributed to the shareholders of RFS Holdings, reducing the share premium account and other reserves by €10,671 million and €4,863 million respectively. On 5 February 2010 RBS Holdings N.V. made a dividend distribution of €7.5 billion to RFS Holdings, for the benefit of Banco Santander S.A. Immediately before legal separation on 1 April 2010 RBS Holdings N.V. made a further dividend distribution of €1.5 billion for the benefit of Banco Santander S.A., and then again for the benefit of Banco Santander S.A., on 30 June 2010 a dividend of €15 million was paid. As part of the sale of the new ABN AMRO Bank N.V. on 1 April 2010, RBS Holdings N.V. made a €6.5 billion dividend distribution to RFS Holdings, for the benefit of the Dutch State. After these distributions, the indirect interest of Banco Santander S.A. has decreased to its share in the remaining Shared Assets. The Dutch State interest in RBS Holdings N.V. comprises its share in the remaining Shared Assets as well as some assets and liabilities which could not be transferred to the new ABN AMRO Bank before legal separation.

RBS Holdings N.V. – 2011 Interim results UNAUDITED

29

Notes to the condensed consolidated financial statements (continued)

7. Share capital
	Number	€m
Issued and fully paid
At 1 January 2011	3,306,843,332	1,852
Balance at 30 June 2011	3,306,843,332	1,852

The Company’s authorised share capital amounts to €4,704,000,224. It is divided into 8,400,000,400 ordinary shares, each with a nominal value of €0.56. There are no issued ordinary shares that have not been fully paid.

8. Profit from discontinued operations
Profits from discontinued operations in the prior year include the related operating results and when sold, the applicable gain on sale.

Following the successful demerger of the majority of the Dutch State acquired businesses into the new ABN AMRO Bank on 6 February 2010, these businesses met the IFRS requirements of a disposal group. Legal separation of the new ABN AMRO Bank occurred on 1 April 2010 through a sale of the shares in that entity by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., a newly incorporated entity owned by the Dutch State. This disposal group represented a major line of business and therefore results for the period were presented as results from discontinued operations as a single line item in the consolidated income statement. Profit from discontinued operations in 2011 relates to the remaining Dutch State acquired businesses held within RBS Holdings N.V.

The income statement of discontinued operations:
	First half 2011 €m	First half 2010 €m

Operating income	20	1,415
Operating expense	(2)	(1,094)
Loan impairment and other credit risk provisions	12	(45)

Profit before tax	30	276
Gain on disposal before recycling of reserves	-	1,949
Recycled reserves	-	(1,180)

Operating profit from discontinued operations before tax	30	1,045
Tax	(8)	(95)

Profit/(loss) from discontinued operations net of tax	22	950

RBS Holdings N.V. – 2011 Interim results UNAUDITED	30

Notes to the condensed consolidated financial statements (continued)

Cash flows attributable to discontinued operations:
	First half 2011 €m	Full year 2010 €m

Net cash flows from operating activities	-	(1,780)
Net cash flows from investing activities	-	452
Net cash flows from financing activities	-	145

Net cash flows from discontinued operations	-	(1,183)

9. Assets and liabilities of disposal groups
As at 30 June 2011 the assets and liabilities of disposal groups represented balances of a number of RBS acquired businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses. In addition, they include the UK Transfers, which represent the first phase of the planned transfer of a substantial part of the business activities of RBS N.V. to RBS as announced by RBSH Group on 19 April 2011. The UK Transfers are discussed in more detail on page 6 of this report.

As at 31 December 2010 the assets and liabilities of disposal groups represented balances of a number of RBS acquired businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses.

	30 June 2011			31 December 2010 €m
	UK Transfers €m	Other €m	Total €m

Assets of disposal groups
Cash and balances at central banks	-	171	171	177
Loans and advances to banks	10,839	30	10,869	27
Loans and advances to customers	6,264	1,112	7,376	1,892
Debt securities and equity shares	25,841	182	26,023	217
Derivatives	10,329	-	10,329	-
Settlement balances	2,661	-	2,661	-
Intangible assets	21	-	21	-
Property, plant and equipment	32	1	33	1
Other assets	345	493	838	495

Assets of disposal groups	56,332	1,989	58,321	2,809

Liabilities of disposal groups
Deposits by banks	16,062	(6)	16,056	-
Customer accounts	14,361	1,536	15,897	1,585
Derivatives	12,221	-	12,221	-
Debt securities in issue	24,774	-	24,774	-
Settlement balances and short positions	4,500	-	4,500	-
Other liabilities	946	125	1,071	272

Liabilities of disposal groups	72,864	1,655	74,519	1,857

RBS Holdings N.V. – 2011 Interim results UNAUDITED	31

Notes to the condensed consolidated financial statements (continued)

10. Contingent liabilities and commitments
	30 June 2011 €m	31 December 2010 €m

Contingent liabilities
Guarantees and assets pledged as collateral security	22,044	23,930
Other contingent liabilities	3,166	34,815

	25,210	58,745

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	26,216	37,877
Other commitments	296	117

	26,512	37,994

Additional contingent liabilities arise in the normal course of RBSH Group’s business. It is not anticipated that any material loss will arise from these transactions.

11. Litigation and Investigations

Litigation
As a participant in the financial services industry, RBSH Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, RBS Holdings N.V., RBS N.V. and other members of RBSH Group are involved in various disputes and legal proceedings in the Netherlands, the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section entitled 'Litigation and Investigations', so far as RBS Holdings N.V. and RBS N.V. are aware, neither they nor any of their subsidiaries are, or have been engaged in or have pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on RBS Holdings N.V.’s or RBS N.V.’s consolidated financial position or consolidated profitability.

Madoff
In December 2010, Irving Picard, as Trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a clawback action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. RBSH Group considers that it has substantial and credible legal and factual defences to the claim and intends to defend it vigorously. RBSH Group cannot predict the outcome of the claim at this stage and is unable reliably to estimate the liability, if any, that may arise or its effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	32

Notes to the condensed consolidated financial statements (continued)

11. Litigation and Investigations (continued)

London Interbank Offered Rate (LIBOR)
Certain members of RBSG Group have been named as defendants in a number of class action claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege, through various means, that certain members of RBSG Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets. RBSG Group considers that it has substantial and credible legal and factual defences to these and prospective claims. RBSG Group cannot predict the outcome of these claims at this stage and is unable reliably to estimate the liability, if any, that might arise or its effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of RBSH Group are engaged in other litigation in The Netherlands and a number of overseas jurisdictions, including the United Kingdom and the United States, involving claims by and against them arising in the ordinary course of business. RBSH Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations
RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in The Netherlands, the European Union, the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the Netherlands, the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines. Any of these events or circumstances could have a significant effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the European Union and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBSH Group’s control but could have a significant effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. formally entered into a Deferred Prosecution Agreement ('the DPA') with the DoJ resolving the investigation. The investigation was in relation to activities

RBS Holdings N.V. – 2011 Interim results UNAUDITED	33

Notes to the condensed consolidated financial statements (continued)

11. Litigation and Investigations (continued)

before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS N.V. and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS N.V. paid a penalty in 2010, of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. At the joint request of the DoJ and RBS N.V., in order to allow RBS N.V. sufficient time to fulfil its obligations, the U.S. District Court, on 6 April 2011, extended the duration of the DPA until 31 December 2011. Upon satisfaction of the conditions of the DPA within that period the matter will be fully resolved. Failure to comply with the terms of the DPA during this period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBSH Group’s operations, any of which could have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Equity underwriting
On 6 August 2010, the UK Office of Fair Trading (‘OFT’) launched a market study into equity underwriting and related services. The OFT looked at the way that the market works and in particular: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. On 27 January 2011 the OFT published its market study report. The OFT decided not to refer the market to the Competition Commission (this decision was confirmed on 17 May 2011 following a public consultation) but identified certain concerns around the level of equity underwriting fees. The OFT therefore identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market.  It is not possible to estimate with any certainty what effect this development and any related developments may have on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the UK Government’s Independent Commission on Banking (‘ICB’). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as ‘too big to fail’. The ICB reports to the Cabinet Committee on Banking Reform and will issue a final report on 12 September 2011. The interim report published on 11 April 2011 (the ‘Interim Report’) set out the ICB’s provisional views on possible reforms and sought responses to those views.  Reform options for stability include additional capital and the ring-fencing of retail banking operations (on a basis yet to be defined). Reform options for competition include structural measures to improve competition, improved means of switching and transparency and a primary duty for the Financial Conduct Authority to promote effective competition.  The Interim Report also supported the introduction of rules as to contingent capital, bail-in debt and depositor preferences.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	34

Notes to the condensed consolidated financial statements (continued)

11. Litigation and Investigations (continued)

RBSG Group has responded to the Interim Report and set out its views on the reform options outlined in that Report. RBSG Group will continue to participate in the debate and to consult with the ICB during the coming weeks and with the UK Government thereafter. Prior to the publication of a final report by the ICB it is not possible to estimate the effect of the ICB’s report and recommendations upon RBSH Group but they could have a negative impact on its consolidated net assets, operating results or cash flows in any particular period.

LIBOR
RBSG Group has received requests from various regulators, including the US Commodity Futures Trading Commission, the US Department of Justice and the European Commission, seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. RBSG Group is co-operating with these investigations and is keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on RBSH Group.

Other Investigations
The Federal Reserve and state banking supervisors have been reviewing RBSG Group's US operations and RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBSG Group is in the process of implementing measures for matters identified to date. RBSG Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBSG Group's activities in the United States, as well as the terms of any supervisory action applicable to RBSG and its subsidiaries, could have a material adverse effect on RBSH Group's consolidated net assets, operating results or cash flows in any particular period.

On 27 July 2011, RBSG Group consented to the issuance of a Cease and Desist Order ('the Order') setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of the RBS and RBS N.V. branches in 2010. The Order requires RBSG Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. RBSG Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

RBSG Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. RBSG Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although RBSH Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse impact on RBSH Group’s business, results of operations or value of its Securities.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	35

Notes to the condensed consolidated financial statements (continued)

In the United States, RBSG and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBSG Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBSG Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBSG and its subsidiaries are co-operating with these various requests for information and investigations. In December 2010, the SEC contacted RBSG Group and indicated that it would also examine valuations of various RBS N.V. structured products, including collateralised debt obligations. RBSG and its subsidiaries are co-operating with these various requests for information and investigations.

12. Related party transactions
Related party transactions in the half year ended 30 June 2011 were similar in nature to those for the year ended 31 December 2010.

Full details of RBSH Group’s related party transactions for the year ended 31 December 2010 are included in RBS Holdings N.V.’s 2010 Form 20-F.

13. Date of approval
The results for the half year ended 30 June 2011 were approved by the Managing Board on 30 August 2011.

14. Post balance sheet events
There have been no significant events between 30 June 2011 and the date of approval of the interim results which would require a change to or additional disclosure in the announcement.

15. Condensed consolidating financial statements
RBS N.V. is a wholly owned subsidiary of RBSH Group and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission (‘SEC’). RBSH Group has fully and unconditionally guaranteed the obligations of RBS N.V. that have been incurred: this guarantee includes all securities issued by RBS N.V.

RBS N.V. utilises an exception in Rule 3-10 of Regulation S-X and therefore does not file its financial statements with the SEC. In accordance with the requirement to qualify for the exception, presented below is condensed consolidating financial information for (i) RBS Holdings N.V., on a standalone basis as guarantor (‘Holding Company’); (ii) RBS N.V. on a standalone basis (‘Bank Company’); (iii) other subsidiaries of RBS Holdings N.V. on a combined basis (‘Subsidiaries’); (iv) consolidation adjustments (‘Eliminate and reclassify’); and (v) total consolidated amounts (‘RBSH Group’) are presented in the following tables.

The condensed consolidating financial information is prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, where RBSH Group has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method, differing from IAS 27 which requires RBSH Group to account for investments in their subsidiaries at cost subject to impairment.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	36

Notes to the condensed consolidated financial statements (continued)

15. Condensed consolidating financial statements (continued)

The following consolidating information presents condensed balance sheets at 30 June 2011 and 31 December 2010 and condensed statements of income and cash flows for the half years ended 30 June 2011 and 30 June 2010 of Holding Company, Bank Company and its subsidiaries.

The condensed balance sheets at 30 June 2011 and as at 31 December 2010 are presented in the following tables:

Condensed consolidating balance sheet as at 30 June 2011

	Holding company €m	Bank company €m	Subsidiaries €m	Eliminate and reclassify €m	RBSH Group €m
Assets
Cash and balances at central banks	-	12,973	591	-	13,564
Loans and advances to banks	-	46,040	30,966	(57,192)	19,814
Loans and advances to customers	-	31,858	4,953	-	36,811
Debt securities	-	50,972	2,014	(2,867)	50,119
Equity shares	-	2,150	849	-	2,999
Settlement balances	-	877	423	-	1,300
Derivatives	-	13,165	686	-	13,851
Intangible assets	-	82	64	-	146
Property, plant and equipment	-	69	165	-	234
Deferred taxation	-	1,426	301	-	1,727
Prepayments, accrued income and other assets	4,111	11,156	988	(8,485)	7,770
Assets of disposal groups	-	57,159	1,162	-	58,321
Total assets	4,111	227,927	43,162	(68,544)	206,656

Liabilities and equity
Deposits by banks	5	62,493	23,019	(57,192)	28,325
Customer accounts	-	35,079	6,573	-	41,652
Debt securities in issue	-	26,211	3,498	(2,867)	26,842
Settlement balances and short positions	-	2,213	376	-	2,589
Derivatives	-	16,511	941	-	17,452
Accruals, deferred income and other liabilities	1	3,020	1,459	-	4,480
Retirement benefit liabilities	-	71	2	-	73
Deferred taxation	-	45	114	-	159
Subordinated liabilities	-	4,350	2,088	-	6,438
Liabilities of disposal groups	-	73,823	696	-	74,519
Controlling interests	4,105	4,111	4,374	(8,485)	4,105
Non-controlling interests	-	-	22	-	22
Total liabilities and equity	4,111	227,927	43,162	(68,544)	206,656

RBS Holdings N.V. – 2011 Interim results UNAUDITED	37

Notes to the condensed consolidated financial statements (continued)

15. Condensed consolidating financial statements (continued)

Condensed consolidating balance sheet as at 31 December 2010

	Holding company €m	Bank company €m	Subsidiaries €m	Eliminate and reclassify €m	RBSH Group €m
Assets
Cash and balances at central banks	-	7,321	1,002	-	8,323
Loans and advances to banks	32	35,113	49,904	(58,344)	26,705
Loans and advances to customers	-	44,844	5,815	(6,163)	44,496
Debt securities	-	53,048	2,062	(2,850)	52,260
Equity shares	-	21,805	829	-	22,634
Settlement balances	-	3,389	184	-	3,573
Derivatives	-	27,582	690	-	28,272
Intangible assets	-	95	104	-	199
Property, plant and equipment	-	80	203	-	283
Deferred taxation	-	5,163	277	-	5,440
Prepayments, accrued income and other assets	4,955	9,250	1,343	(10,160)	5,388
Assets of disposal groups	-	1,966	843	-	2,809
Total assets	4,987	209,656	63,256	(77,517)	200,382

Liabilities and equity
Deposits by banks	38	42,554	38,082	(48,689)	31,985
Customer accounts	-	62,986	7,509	(15,590)	54,905
Debt securities in issue	-	49,778	6,483	(2,850)	53,411
Settlement balances and short positions	-	4,982	220	-	5,202
Derivatives	-	34,743	1,158	(228)	35,673
Accruals, deferred income and other liabilities	1	3,275	1,936	1	5,213
Retirement benefit liabilities	-	73	2	-	75
Deferred taxation	-	47	148	-	195
Subordinated liabilities	-	4,661	2,233	-	6,894
Liabilities of disposal groups	-	1,602	255	-	1,857
Controlling interests	4,948	4,955	5,206	(10,161)	4,948
Non-controlling interests	-	-	24	-	24
Total liabilities and equity	4,987	209,656	63,256	(77,517)	200,382

RBS Holdings N.V. – 2011 Interim results UNAUDITED	38

Notes to the condensed consolidated financial statements (continued)

15. Condensed consolidating financial statements (continued)

The condensed income statements for the half years ended 30 June 2011 and 2010 are presented in the following tables:

Condensed consolidating income statement for the half year ended 30 June 2011

	Holding company €m	Bank company €m	Subsidiaries €m	Eliminate and reclassify €m	RBSH Group €m

Net interest income	-	254	67	-	321
Results from consolidated subsidiaries	(1,456)	130	-	1,326	-
Non-interest income	-	268	240	-	508

Total (loss)/Income	(1,456)	652	307	1,326	829

Operating expenses	-	(1,104)	(267)	-	(1,371)
Impairment losses	-	(1,090)	(7)	-	(1,097)

Operating loss/(profit) before tax	(1,456)	(1,542)	33	1,326	(1,639)
Tax credit	-	86	97	-	183

Profit from discontinued operations	22	22	-	(22)	22

(Loss)/profit for the reporting period	(1,434)	(1,434)	130	1,304	(1,434)
Non-controlling interests	-	-	-	-	-
(Loss)/profit attributable to controlling interests	(1,434)	(1,434)	130	1,304	(1,434)

Condensed consolidating income statement for the half year ended 30 June 2010

	Holding company €m	Bank company €m	Subsidiaries €m	Eliminate and reclassify €m	RBSH Group €m

Net interest income	4	450	128	-	582
Results from consolidated subsidiaries	(546)	(225)	-	771	-
Non-interest income	-	862	154	-	1,016

Total (loss)/Income	(542)	1,087	282	771	1,598

Operating expenses	(1)	(1,469)	(379)	-	(1,849)
Impairment losses	-	(90)	(134)	-	(224)

Operating loss/(profit) before tax	(543)	(472)	(231)	771	(475)
Tax (charge)/credit	-	(74)	8	-	(66)

Profit/(loss) from discontinued operations	950	(17)	198	(181)	950

Profit/(loss) for the reporting period	407	(563)	(25)	590	409
Non-controlling interests		-	2	-	2
Profit/(loss) attributable to controlling interests	407	(563)	(27)	590	407

RBS Holdings N.V. – 2011 Interim results UNAUDITED	39

Notes to the condensed consolidated financial statements (continued)

15. Condensed consolidating financial statements (continued)

The condensed cash flow statements for the half years ended 30 June 2011 and 2010 are presented in the following tables:

Condensed consolidating cash flow statement for the half year ended 30 June 2011

	Holding company €m	Bank company €m	Subsidiaries €m	Eliminate and reclassify €m	RBSH Group €m
Total net cash flows from operating activities	-	8,116	(2,174)	-	5,942
Net cash flows from investing activities	-	(961)	392	-	(569)
Net cash flows from financing activities	-	(860)	(41)	-	(901)
Effects of exchange rate changes on cash and cash equivalents	-	(578)	(35)	-	(613)
Net increase/(decrease) in cash and cash equivalents	-	5,717	(1,858)	-	3,859
Cash and cash equivalents at the beginning of the period	-	373	3,181	-	3,554
Cash and cash equivalents at the end of the period	-	6,090	1,323	-	7,413

Condensed consolidating cash flow statement for the half year ended 30 June 2010

	Holding company €m	Bank company €m	Subsidiaries €m	Eliminate and reclassify €m	RBSH Group €m
Total net cash flows from operating activities	(6,965)	(17,192)	7,126	(219)	(17,250)
Net cash flows from investing activities	-	(1,660)	(627)	-	(2,287)
Net cash flows from financing activities	450	(1,389)	(393)	219	(1,113)
Effects of exchange rate changes on cash and cash equivalents	-	495	77	-	572
Net (decrease)/ increase in cash and cash equivalents	(6,515)	(19,746)	6,183	-	(20,078)
Cash and cash equivalents at the beginning of the period	6,680	18,351	(4,430)	-	20,601
Cash and cash equivalents at the end of the period	165	(1,395)	1,753	-	523

RBS Holdings N.V. – 2011 Interim results UNAUDITED	40

Risk and capital management

RBS Holdings N.V. – 2011 Interim results UNAUDITED	41

Risk and capital management

Capital resources
RBSH Group remains well capitalised and is committed to maintaining sound capital ratios.

	30 June 2011 €m	31 December 2010 €m
Composition of regulatory capital

Tier 1
Ordinary shareholders' equity	4,105	4,948
Non-controlling interests	22	24
Adjustments for:
- Goodwill and other intangible assets - continuing	(13)	(25)
- Unrealised losses on available-for-sale (AFS) debt securities	1,807	2,530
- Unrealised gains on AFS equities	(127)	(112)
- Other regulatory adjustments	(1,016)	(1,265)

Core Tier 1 capital	4,778	6,100
Preference shares	2,233	2,421
Less deductions from Tier 1 capital	(817)	(838)

Total Tier 1 capital	6,194	7,683

Tier 2
Unrealised gains on AFS equities	127	112
Perpetual subordinated debt	3,442	4,105
Less deductions from Tier 2 capital	(475)	(838)

Total Tier 2 capital	3,094	3,379

Total regulatory capital	9,288	11,062

Risk weighted assets
Credit and counterparty risk	55,399	64,200
Market risk	5,961	1,272
Operational risk	3,163	4,324

	64,523	69,796

Capital Ratios
Core Tier 1 ratio	7.4%	8.7%
Tier 1 ratio	9.6%	11.0%
Total capital ratio	14.4%	15.8%

RBS Holdings N.V. – 2011 Interim results UNAUDITED	42

Risk and capital management (continued)

Credit Risk

Asset quality by industry and geography
Credit risk is the risk arising from the possibility that RBS Holdings N.V. will incur losses owing to the failure of customers to meet their financial obligations. The quantum and nature of credit risk assumed in RBSH Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Loans and advances to customers by geography and industry
The following table analyses the balance sheet carrying value of loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.

Loans and advances to customers by geography and industry as at 30 June 2011

	Netherlands €m	UK €m	Other Europe €m	US €m	Rest of World €m	Total €m

Central and local government	349	61	421	17	755	1,603
Manufacturing	1,632	186	3,070	489	2,651	8,028
Construction	598	-	423	1	125	1,147
Finance	1,426	2,658	1,157	287	2,763	8,291
Service industries and business activities	2,824	933	3,331	320	4,590	11,998
Agriculture, forestry and fishing	38	-	42	-	3	83
Property	272	-	162	12	163	609
Other business activities	2,174	150	1,574	147	796	4,841
Residential mortgages	523	-	334	-	308	1,165
Personal lending	-	-	312	-	52	364
Accrued interest	24	10	53	6	35	128

Loans and advances to customers - gross	9,860	3,998	10,879	1,279	12,241	38,257
Provision						(1,446)

Loans and advances to customers – net						36,811

RBS Holdings N.V. – 2011 Interim results UNAUDITED	43

Risk and capital management (continued)

Credit Risk (continued)

Loans and advances to customers by geography and industry as at 30 June 2011 including the UK Transfer balances classified as disposal groups.

	Netherlands €m	UK €m	Other Europe €m	US €m	Rest of World €m	Total €m

Central and local government	349	61	421	17	755	1,603
Manufacturing	1,632	735	3,070	489	2,651	8,577
Construction	598	53	423	1	125	1,200
Finance	1,426	7,105	1,157	287	2,763	12,738
Service industries and business activities	2,824	2,110	3,331	320	4,590	13,175
Agriculture, forestry and fishing	38	-	42	-	3	83
Property	272	35	162	12	163	644
Other business activities	2,174	151	1,574	147	796	4,842
Residential mortgages	523	2	334	-	308	1,167
Personal lending	-	-	312	-	52	364
Accrued interest	24	24	53	6	35	142

Loans and advances to customers - gross	9,860	10,276	10,879	1,279	12,241	44,535
Provision						(1,460)

Loans and advances to customers – net						43,075

Note:
Included in the balances above are amounts related to the UK Transfers which are classified as held for disposal as at 30 June 2011. For further details, refer to page 6 of this report. This additional financial information has been prepared for illustrative purposes, to show the impact of the UK Transfers on the risk management of RBS Holdings N.V., as at 30 June 2011.

Loans and advances to customers by geography and industry as at 31 December 2010

	Netherlands €m	UK €m	Other Europe €m	US €m	Rest of World €m	Total €m

Central and local government	372	23	398	163	588	1,544
Manufacturing	1,745	514	3,521	606	2,827	9,213
Construction	388	51	300	2	179	920
Finance	1,668	7,327	1,327	329	2,430	13,081
Service industries and business activities	3,639	2,769	3,800	319	3,696	14,223
Agriculture, forestry and fishing	65	-	96	0	3	164
Property	290	35	516	18	252	1,111
Other business activities	1,149	383	1,698	221	623	4,074
Residential mortgages	449	2	297	0	237	985
Personal lending	6	0	409	0	66	481
Accrued interest	73	5	56	10	83	227

Loans and advances to customers - gross	9,844	11,109	12,418	1,668	10,984	46,023
Provision						(1,527)

Loans and advances to customers - net						44,496

RBS Holdings N.V. – 2011 Interim results UNAUDITED	44

Risk and capital management (continued)

Credit Risk (continued)

Risk elements in lending (REIL) and potential problem loans (PPL)
The table below sets out RBS Holdings N.V.'s loans that are classified as REIL and PPL.

	30 June 2011	30 June 2011 UK DG1	31 December 2010
	€m	€m	€m

Impaired loans2	1,836	1,872	2,164

Accruing loans which are contractually overdue 90 days or more as to principal interest3:	225	225	60

Total REIL	2,061	2,097	2,224

PPL 4	101	101	133

Total REIL and PPL	2,162	2,198	2,357

REIL as a % of gross lending to customers excluding reverse repos	5.8%	5.2%	4.8%

REIL and PPL as a % of gross lending to customers excluding reverse repos5	6.1%	5.4%	5.1%

RBS Holdings N.V. classifies impaired assets as either Risk Elements in Lending (REIL) or Potential Problem Loans (PPL). REIL represents impaired loans, loans that are accruing but are past due 90 day and restructured loans. PPL represents impaired assets which are not included in REIL but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

(1)	These amounts include the UK Transfers which are classified as held for disposal as at 30 June 2011. For further details, refer to page 6 of this report.
(2)	Loans which have defaulted and against which an impairment provision is held.
(3)	Loans where an impairment event has taken place, but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(5)	Gross of provisions and excluding reverse repurchase agreements.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	45

Risk and capital management (continued)

Credit Risk (continued)

Credit risk: Country risk - available-for-sale debt securities
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves (net of tax).
	30 June 2011					31 December 2010

	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Netherlands	4,763	6,881	170	11,814	(359)	3,526	7,113	171	10,810	(720)
Germany	6,959	785	130	7,874	(15)	6,680	1,331	132	8,143	(25)
Spain	45	7,749	-	7,794	(1,069)	45	7,838	-	7,883	(1,143)
France	3,785	613	9	4,407	(53)	2,729	623	5	3,357	(50)
USA	2,158	158	37	2,353	13	2,294	164	124	2,582	4
Italy	1,046	198	-	1,244	(87)	1,050	196	-	1,246	(99)
Greece	811	-	-	811	-	1,038	-	-	1,038	(600)
Belgium	844	-	-	844	(45)	877	-	-	877	(47)
India	710	-	194	904	(5)	636	-	161	797	2
Hong Kong	568	-	-	568	-	759	-	7	766	2
Denmark	768	-	-	768	-	730	-	-	730	-
Austria	305	179	155	639	(31)	314	60	154	528	(23)
China	306	-	-	306	(3)	499	-	1	500	(1)
Sweden	35	285	-	320	(1)	34	312	-	346	(2)
Romania	348	-	-	348	-	302	-	-	302	(5)
Ireland	98	172	-	270	(81)	115	170	-	285	(75)
UK	-	236	8	244	(13)	-	242	8	250	(21)
Singapore	278	-	23	301	-	211	-	24	235	1
Portugal	78	113	-	191	(65)	107	123	-	230	(41)
Malaysia	181	-	-	181	-	193	-	-	193	-
Other	981	215	397	1,593	9	1,371	217	196	1,784	313

Total	25,067	17,584	1,123	43,774	(1,805)	23,510	18,389	983	42,882	(2,530)

Key Points
•
RBS Holdings N.V. holds €43.8 billion of debt securities classified as available-for-sale, the majority of which forms part of the Treasury liquidity buffer. Of the portfolio, €21.7 billion is OECD government issued debt, comprising exposures to European (€19.5 billion) and US (€2.2 billion) governments and government-related entities.

•
RBSH Group holds Greek government bonds with a notional amount of €1.61 billion. In the second quarter of 2011, RBSH Group recorded an impairment loss of €845 million in respect of Greek government bonds, along with €125 million related interest rate hedge adjustments, as a result of Greece’s continuing fiscal difficulties. This charge (c.50% of notional) wrote the bonds down to their market price as at 30 June 2011. The bonds are classified as available-for-sale financial assets and measured at fair value. Under IFRS, when an available-for-sale financial asset is impaired, cumulative losses in other comprehensive income are recycled to profit or loss as an impairment charge. This mark was taken as of 30 June 2011, as called for under IFRS, and does not reflect subsequent events.

RBS Holdings N.V. – 2011 Interim results UNAUDITED	46

Risk and capital management (continued)

Credit Risk (continued)

On 21 July 2011 proposals to restructure Greek government debt were announced by the Heads of State or Government of the Euro area and EU institutions. These proposals include a voluntary programme of debt exchange for bonds that mature in 2020 or earlier and a buyback plan developed by the Greek government. There are four different instruments in the exchange programme but each will be priced to produce a c.21% net present value loss based on an assumed discount rate of 9%; RBSH Group holds bonds with a notional amount of €1.04 billion that would be eligible for the exchange programme. If market sentiment improves as a result of these proposals, RBSH Group could recognise a credit.

•	RBSH Group’s sovereign exposures to Ireland, Italy, Portugal and Spain, as these countries have also been the focus of investor concern, were not considered impaired at 30 June 2011.
•
Further positions in financial instruments comprise €17.6 billion of mortgage and other asset-backed securities. The composition of this portfolio has not changed substantially from 31 December 2010. Included are €6.9 billion residential mortgage-backed securities covered by the Dutch mortgage guarantee scheme and €9.0 billion residential mortgage covered bonds the majority of which originated in Spain.

Market Risk
There have been no material changes to market risk in the trading book as disclosed in RBS Holdings N.V.’s Annual Report and Accounts for the year ended 31 December 2010, that may materially affect RBSH Group’s business, results of operations, or financial condition.

As part of the UK Transfers, as discussed on page 6 of this document, the amount of market risk is expected to reduce significantly by 31 December 2011, particularly in relation to exposures from the Equities and Structured Retail business. After all of the proposed transfers are completed from RBS N.V. to RBS, it is expected that no material market risk in the trading books will be run.

Funding and liquidity
RBS Holdings N.V.’s liquidity policy is designed to ensure that at all times RBS Holdings N.V. can meet its obligations as they fall due. Liquidity management within RBS Holdings N.V. addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from the exposure to undrawn commitments and other contingent obligations.

Central Liquidity reserves
The table below shows the breakdown of liquid assets held by RBS Holdings N.V.
	30 June 2011 €m	31 December 2010 €m
Liquidity reserves

Government securities	16,143	14,272
Unencumbered collateral(1)	7,752	11,439

Central liquidity portfolio	23,895	25,711
Cash and central bank balances	13,564	8,323

	37,459	34,034
Note (1) Includes secured assets which are eligible for discounting at central banks.

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Risk and capital management (continued)

Key Points
•
The central liquidity portfolio decreased due to changes in criteria applied by the European Central Bank, which resulted in €4 billion of bonds becoming ineligible for inclusion in the liquidity portfolio.

In addition €3 billion short-term maturity government bonds were added to the portfolio, which were partially offset by maturities of €1 billion.
•	The increase of cash and central bank balances is attributable to an increase in deposits held with central banks.
•
The government securities within the liquidity portfolio are primarily of high-quality with a strong credit rating. Included therein are €13.8 billion (66%) G10 government securities and €1.3 billion (7%) investment grade non-G10 government securities. Other government securities relate to regional and municipal issued bonds.

Repo agreements
At 30 June 2011, RBS Holdings N.V. had €2.3 billion (31 December 2010: €5.0 billion) of customer secured funding and €4.4 billion (31 December 2010: €4.8 billion) of bank secured funding, which included borrowing using central bank funding schemes.

Funding breakdown
The tables below analyses the composition of RBS Holdings N.V.’s sources of wholesale funding and the maturity profile of RBS Holdings N.V.’s debt securities in issue and subordinated debt.

	30 June 2011		30 June 2011 UK DG1		31 December 2010
	€m	%	€m	%	€m	%
Due to banks	28,325	27.4	44,387	28.0	31,985	21.7
Issued debt securities:
- Commercial paper	3,021	2.9	3,021	1.9	5,843	4.0
- Certificates of deposits	7,666	7.4	7,665	4.8	2,882	2.0
- Medium term notes and other bonds	15,812	15.4	40,587	25.6	44,369	30.1
- Securitisations	343	0.3	343	0.2	317	0.2

Total issued debt securities	26,842	26.0	51,616	32.5	53,411	36.3

Subordinated debt	6,438	6.2	6,438	4.1	6,894	4.7

Total wholesale funding	61,605	59.6	102,441	64.6	92,290	62.7
Due to customers	41,652	40.4	56,013	35.4	54,905	37.3

Total funding	103,257	100.0	158,454	100.0	147,195	100.0

	30 June 2011
	Debt securities in issue €m	Subordinated debt €m	Total €m	% €m

Less than one year	13,743	45	13,788	41.4
1-5 years	7,245	2,371	9,616	28.9
More than 5 years	5,854	4,022	9,876	29.7

	26,842	6,438	33,280	100.0

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Risk and capital management (continued)

Funding breakdown (continued)
	30 June 2011 UK DG1
	Debt securities in issue €m	Subordinated debt €m	Total €m	%
Less than one year	17,160	45	17,205	29.7
1-5 years	20,651	2,371	23,022	39.6
More than 5 years	13,805	4,022	17,827	30.7
	51,616	6,438	58,054	100.0

Note
(1)  These amounts include the UK Transfers which are classified as held for disposal as at 30 June 2011. For further details, refer to page 6.

	31 December 2010
	Debt securities in issue €m	Subordinated debt €m	Total €m	%
Less than one year	14,462	4	14,466	24.0
1-5 years	21,756	2,592	24,348	40.4
More than 5 years	17,193	4,298	21,491	35.6
	53,411	6,894	60,305	100.0

RBS Holdings N.V. – 2011 Interim results UNAUDITED	49

Principal risks and uncertainties

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Principal risks and uncertainties

Risk factors
Set out below are certain risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of RBSH Group and cause RBSH Group’s future results to be materially different from expected results. RBSH Group’s results could also be affected by competition and other factors. RBSH Group is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and RBSG Group, as set out on pages 405 to 422 of the RBSG 2010 Annual Report & Accounts, will also be of relevance RBSH Group. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks relating to RBSH Group

RBSH Group is reliant on RBSG Group
RBSH Group is part of the RBSG Group and receives capital, liquidity and funding support from the RBSG Group. RBSH Group also receives certain services from the RBSG Group and has access to the infrastructure of the RBSG Group which RBSH Group requires in order to operate its business. The reduction or cessation of the ability of the RBSG Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to RBSH Group may result in funding or capital pressures and liquidity stress for RBSH Group and may have a material adverse effect on the operations, financial condition and results of operations of RBSH Group. In the event that the proposed transfers of a substantial part of the business activities from RBS N.V. to RBS as discussed in the risk factor below headed ‘The execution and/or any delay in the execution (or non-completion) of the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS may have a material adverse effect on the Group and may also negatively impact the value of securities issued by RBS Holdings N.V. and RBS N.V.’ are implemented, in whole or in part, the residual Group will become more reliant on the RBSG Group for capital, liquidity and funding support than it is currently. Accordingly, risk factors which relate to RBSG or the RBSG Group will also be of relevance to prospective investors.

RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks
RBSH Group’s businesses and performance are influenced by local and global economic conditions and perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium term remains challenging, particularly in The Netherlands, the United Kingdom, other European economies and the United States, and many forecasts predict only modest levels of GDP growth across a number of RBSH Group’s key markets over that period. Despite significant interventions by governments and other non-governmental bodies, capital and credit markets around the world continue to be volatile and be subject to intermittent and prolonged disruptions. In particular, during the last year, a heightened perceived risk of sovereign default relating to certain EU member states has had a negative impact on capital and credit markets. Such challenging economic and market conditions exert downward pressure on asset prices and on credit availability, and upward pressure on funding costs, and may continue to impact asset recovery rates and the credit quality of RBSH Group’s businesses, customers and counterparties, including sovereigns. In particular, RBSH Group has significant exposure to customers and counterparties within the European Union, which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have

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 Principal risks and uncertainties (continued)

resulted in RBSH Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods.

These conditions, alone or in combination with regulatory changes or actions of market participants, may also cause RBSH Group to experience reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of RBSH Group to access funding and liquidity and have a negative impact on the value of the Securities. In particular, should the scope and severity of the adverse economic conditions currently experienced by some EU member states and elsewhere worsen, the risks faced by RBSH Group would be exacerbated.

By virtue of RBSH Group’s global presence, RBSH Group is also exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon RBSH Group’s business, financial condition and results of operations.

An extensive restructuring and balance sheet reduction programme of the RBSG Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity and may also negatively impact the value of securities issued by RBS Holdings N.V. and RBS N.V.
As part of the restructuring by RBSG of its businesses, operations and assets and RBSH Group’s refocus on core strengths and its disposal programme, RBS Holdings N.V. has been restructured into Core and Non-Core components. RBSH Group expects to substantially run down or dispose of the businesses, assets and portfolios within the Non-Core division by 2013 and, during the course of 2010, it concluded the sales of businesses in Latin America, Asia, Europe and the Middle East.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that RBSH Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to RBSH Group or at all. In addition, tax liabilities could arise on the disposal of assets. Furthermore, there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all.

In addition, RBSH Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, RBSH Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs.

The occurrence of any of the risks described above could negatively affect RBSH Group's ability to implement its restructuring and strategic plan and have a material adverse effect on RBSH Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

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Principal risks and uncertainties (continued)

The execution and/or any delay in the execution (or non-completion) of the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS may have a material adverse effect on RBSH Group and may also negatively impact the value of securities issued by RBS Holdings N.V. and RBS N.V.
As part of the restructuring of the RBSG Group businesses, operations and assets, on 19 April 2011, the boards of RBSG, RBS, RBS Holdings and RBS N.V. approved the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS (the ‘Proposed Transfers’), subject, among other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures. It is expected that the Proposed Transfers (which exclude the Shared Assets (as defined on page 5 of this document)) will be implemented on a phased basis over a period ending on 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

The process for implementing the Proposed Transfers is complex and any failure to satisfy any conditions or complete any preliminary steps to each Proposed Transfer may cause a delay in its completion (or result in its non-completion). If any of the Proposed Transfers is delayed (or is not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. A delay in implementation of (or any failure to implement) any of the Proposed Transfers may therefore adversely impact RBS N.V.’s capital and liquidity resources and requirements with consequential adverse impacts on its funding resources and requirements potentially resulting in an increase in its reliance on the RBSG Group.

The Proposed Transfers include a proposal to change the issuer of a number of securities issued by RBS N.V. as well as some or all of the securities to be issued by RBS N.V. up to the date(s) that the Proposed Transfers take effect. However, there is no assurance that any securities will be transferred to RBS or, if transferred, when such transfer may take place. RBSG is committed to providing the necessary support to ensure RBS N.V. continues to meet its commitments during and after the Proposed Transfers. Nevertheless, it is possible that the Proposed Transfers might have a material adverse impact on RBSH Group’s business, financial condition, results of operations and prospects, and an adverse impact on RBS N.V.’s credit ratings, and may also negatively impact the value of the securities issued by the RBS N.V. (the ‘Securities’). If securities issued by RBS N.V. are transferred to RBS, the fact of such transfer and/or the fact that RBS is a Scottish incorporated company might impact holders of such securities, whether for tax reasons or otherwise.

Lack of liquidity is a risk to RBSH Group’s business and there is a risk that RBSH Group’s ability to access sources of liquidity and funding could become constrained
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Consequently, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. Any uncertainty regarding the perception of credit risk across financial

RBS Holdings N.V. – 2011 Interim results UNAUDITED	53

Principal risks and uncertainties (continued)

institutions may lead to reductions in inter-bank lending, and may restrict RBSH Group’s access to traditional sources of liquidity.

At certain times during periods of liquidity stress, RBSH Group has been required to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Any further tightening of credit markets could have a materially adverse impact on RBSH Group. There is also a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions, which may cause funding from these sources no longer to be available. Under such circumstances, RBSH Group may need to seek funds from alternative sources and potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. In the context of its liquidity management efforts, RBSH Group has sought to increase the average maturity of its wholesale funding, which has had the effect of increasing RBSH Group’s overall cost of funding.

The financial performance of RBSH Group has been materially affected by deteriorations in borrower and counterparty credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments
RBSH Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of RBSH Group’s businesses. In particular, RBSH Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in The Netherlands and across the rest of Europe, the United States and within certain business sectors, namely financial institutions and natural resources sectors.

RBSH Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors and in a number of geographic markets. Since the credit quality of RBSH Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets, a significant deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact RBSH Group’s ability to enforce contractual security rights. In addition, the RBSH Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to RBSH Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the RBSH Group’s results of operations and financial condition or result in a loss of value in the Securities.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, RBSH Group to experience further and accelerated impairment charges, higher costs, additional write-downs and losses for RBSH Group and an inability to engage in routine funding transactions, and may result in a loss of value in the Securities.

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Principal risks and uncertainties (continued)

RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in RBSH Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of RBSH Group’s exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of RBSH Group’s assets, may result in significant changes in the fair values of RBSH Group’s exposures, even in respect of exposures, such as credit market exposures, for which RBSH Group has previously recorded write-downs. In addition, the value ultimately realised by RBSH Group may be materially different from the current or estimated fair value. Any of these factors could require RBSH Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition and its results of operations or result in a loss of value in the Securities.

Further information about the write-downs which RBSH Group has incurred and the assets it has reclassified during the year ended 31 December 2010 is set out in the RBS Holdings N.V. 2010 Form 20-F.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations
Some of the most significant market risks RBSH Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in non-euro currencies and the reported earnings of RBS Holdings N.V.’s non-United Kingdom subsidiaries and may affect RBS Holdings N.V.’s reported consolidated financial condition or RBSH Group’s income from foreign exchange dealing. For accounting purposes, RBSH Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of RBSH Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of RBSH Group’s investment and trading portfolios. As part of its ongoing derivatives operations, RBSH Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While RBSH

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Principal risks and uncertainties (continued)

Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on RBSH Group’s financial performance and business operations.

RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings
The credit rating of RBS N.V. has been subject to change and may change in the future, which could impact its cost of, access to and sources of financing and liquidity. In particular, any future reductions in the long-term or short-term credit ratings of RBS N.V. would further increase RBSH Group’s borrowing costs, require RBSH Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit RBSH Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. The credit ratings of RBS N.V. are also important to RBSH Group when competing in certain markets. As a result, any further reductions in RBS N.V.’s long-term or short-term credit ratings could adversely affect RBSH Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on RBSH Group’s earnings, cash flow and financial condition or result in a loss of value in the Securities.

RBSH Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of RBSH Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. RBSH Group is required by regulators in The Netherlands and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for RBSH Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

The package of reforms to the regulatory capital framework published by the Basel Committee on Banking Supervision (the ‘Basel Committee’) in December 2010 includes materially increasing the minimum common equity requirement and the total Tier 1 capital requirement. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer to withstand future periods of stress, bringing the total common equity requirements to 7 per cent. If there is excess credit growth in any given country resulting in a system-wide-build up of risk, a countercyclical buffer within a range of 0 per cent. to 2.5 per cent. of common equity is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital. Measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable. On 20 July 2011, the Basel Committee proposed that global systemically important banks be subject to an additional common equity Tier 1 capital requirement ranging from 1 per cent. to 2.5 per cent, depending on a bank’s systemic importance. To provide a disincentive for banks facing the highest charge to increase materially their global systemic

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Principal risks and uncertainties (continued)

importance in the future, an additional 1 per cent. surcharge would be applied in such circumstances. Final recommendations will be submitted to the G20 summit on 3-4 November 2011.

The implementation of the Basel III reforms will begin on 1 January 2013, however the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

To the extent RBSH Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by RBSH Group (such as deleveraging of legacy positions and securitisations, including non-core, as well as other actions being taken to derisk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in The Netherlands and in other jurisdictions in which RBSH Group operates including any application of increasingly stringent stress case scenarios by the regulators in The Netherlands and other jurisdictions in which RBSH Group undertakes regulated activities, may require RBSH Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities and will result in existing Tier 1 and Tier 2 securities issued by RBSH Group ceasing to count towards RBSH Group’s regulatory capital, either at the same level as present or at all. If RBSH Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to RBSH Group.

As at 30 June 2011, RBSH Group’s Tier 1 and Core Tier 1 capital ratios were 9.6 per cent. and 7.4 per cent., respectively, calculated in accordance with Dutch Central Bank (De Nederlandsche Bank N.V.) requirements. Any change that limits RBSH Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards as adopted by the European Union (‘IFRS’), RBSH Group recognises at fair value: (i) financial instruments classified as ‘held-for-trading’ or ‘designated as at fair value through profit or loss’; (ii) financial assets classified as ‘available-for-sale’; and (iii) derivatives, each as further described in ‘Financial Statements – Accounting policies - Fair value – financial instruments’ on pages 110 and 111 of the 2010 Form 20-F. Generally, to establish the fair value of these instruments, RBSH Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to

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Principal risks and uncertainties (continued)

prevailing market conditions. In such circumstances, RBSH Group’s internal valuation models require RBSH Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on RBSH Group’s earnings and financial condition or result in a loss of value in the Securities.

RBSH Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in The Netherlands, the United Kingdom, the United States and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which RBSH Group operates, is likely to increase competitive pressures on RBSH Group.

In addition, certain competitors may have access to lower cost funding than RBSH Group and may have stronger and more efficient operations. Furthermore, RBSH Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on RBSH Group’s relative performance and future prospects. In addition, future disposals and restructurings by RBSH Group and the compensation structure and restrictions imposed on RBSH Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect RBSH Group’s business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

As a condition to the RBSG Group receiving HM Treasury support, RBSH Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair RBSH Group’s ability to raise new capital through the issuance of Securities
RBSG Group was required to obtain State Aid approval for the aid given to the RBSG Group by Her Majesty’s Treasury in the United Kingdom (‘HM Treasury’) as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B shares in the capital of RBSG which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of RBSG to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares in the capital of RBSG Group if certain conditions are met and the RBSG Group’s participation in the United Kingdom Government’s APS, which covers, among other things, a pool of assets within the businesses of RBSH Group (the former ABN AMRO Holding N.V. group) that were acquired by the RBSG Group (together, the ‘State Aid’). In that context, as part of the terms of the State Aid approval, the RBSG Group, together with HM Treasury, agreed with the terms of a State Aid restructuring plan. On 26 November 2009, RBSG also entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings given by RBSG to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State Aid provided to RBSG.

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Principal risks and uncertainties (continued)

As part of these commitments and undertakings, RBSG has agreed that RBS Holdings N.V. will not pay investors any coupons on, or exercise any call rights in relation to, certain hybrid capital instruments specified in an announcement by RBSG on 31 August 2010, unless in any such case there is a legal obligation to do so, for an effective period of two years commencing on 1 April 2011. RBSH Group is also subject to restrictions on the exercise of call rights in relation to RBSH Group’s other hybrid capital instruments.

It is possible that RBSH Group may, in future, be subject to further restrictions on payments on RBSH Group’s hybrid capital instruments, whether as a result of undertakings given to regulatory bodies, changes to capital requirements such as the Basel III rules published by the Basel Committee on 16 December 2010 or otherwise.

The undertakings described above may serve to limit RBSH Group’s ability to raise new capital through the issuance of Securities.

RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer if it does not maintain good employee relations
RBSH Group’s ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include members of RBSH Group’s Supervisory Board and Managing Board or other key employees competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) any potential restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the RBSG Group).

In addition to the effects of such measures on RBSH Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place RBSH Group at a significant competitive disadvantage and prevent RBSH Group from successfully implementing its strategy, which could have a material adverse effect on RBSH Group’s financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of RBSH Group’s employees in Europe and other jurisdictions in which RBSH Group operates are represented by employee representative bodies, including works councils and trade unions. Engagement with its employees and such bodies is important to RBSH Group and a breakdown of these relationships could adversely affect RBSH Group’s business, reputation and results. As RBSH Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that RBSH Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, RBSH Group may experience difficulties in consultation processes with employee representative bodies in relevant jurisdictions and strikes or other industrial action from time to time, which could have an adverse effect on its business and results of operations and could cause damage to its reputation.

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Principal risks and uncertainties (continued)

Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition
RBSH Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalisations or injections of government capital in the United States, the United Kingdom and other European countries. In recent years, there has also been increasing focus in The Netherlands, the United Kingdom, the United States and other jurisdictions in which RBSH Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which RBSH Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBSG Group’s participation in government or regulator-led initiatives), RBSH Group expects to face greater regulation and scrutiny in The Netherlands, the United Kingdom, the United States and other countries in which it operates, including throughout the rest of Europe.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on RBSH Group, the enactment of legislation and regulations in The Netherlands and other jurisdictions in which RBSH Group operates (such as new liquidity rules in The Netherlands in anticipation of the implementation of, and other changes required by, the EU Capital Requirements Directives, the bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how RBSH Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in the Securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on RBSH Group include, but are not limited to:
•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
•
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	the design and potential implementation of government-mandated resolution or insolvency regimes;
•	the imposition of government-imposed requirements with respect to lending to small and medium sized businesses and larger commercial and corporate entities and residential mortgage lending;

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Principal risks and uncertainties (continued)

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;
•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;
•	the imposition of restrictions on RBSH Group’s ability to compensate its senior management and other employees;
•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
•	other requirements or policies affecting RBSH Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing; and
•
the introduction of, and changes to taxes, levies or fees applicable to RBSH Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets).

RBSH Group is and may be subject to litigation and regulatory investigations that may impact its business
RBSH Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSH Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in The Netherlands, the United Kingdom, other parts of the EU, the United States and other jurisdictions, including class action litigation, LIBOR related litigations and investigations, anti-money laundering charges and sanctions, compliance investigations and review by the European Commission under State Aid rules. Furthermore, RBSH Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on RBSH Group’s operations or have a significant effect on RBSH Group’s reputation or results of operations or result in a loss of value in the Securities.

For details about certain litigation and regulatory investigations in which RBSH Group is involved, see the page 32 of this document entitled ‘Litigation and investigations’.

RBSH Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
RBSH Group maintains a number of defined contribution pension schemes and defined benefit pension schemes for past and a number of current employees. The RBS AA Pension Scheme in the UK and the Stichting Pensioenfonds RBS Nederland in The Netherlands are the largest of the schemes for RBSH Group and its main sources of pension risk. Pensions risk is the risk that the assets of RBSH Group’s various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which RBSH Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation.

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Principal risks and uncertainties (continued)

The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, RBSH Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, RBSH Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, RBSH Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on RBSH Group’s results of operations or financial condition or result in a loss of value in the Securities.

RBSH Group is subject to enforcement risks relating to the United States Department of Justice’s criminal investigation of its dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (‘DoJ’) into RBS N.V.’s dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. (formerly ABN AMRO Bank N.V.) formally entered into a Deferred Prosecution Agreement (the ‘DPA’) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired RBS Holdings N.V. including its subsidiary RBS N.V. The agreement was signed by RBS N.V. and is binding on that entity and its subsidiaries.

Pursuant to the DPA, RBS N.V. paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. At the joint request of the DoJ and RBS N.V. in order to allow RBS N.V. sufficient time to fulfil its obligations, the U.S. District Court, on 6 April 2011, extended the duration of the DPA until 31 December 2011. Failure to comply with the terms of the DPA during the duration of the DPA could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have a material adverse effect upon RBSH Group’s operations, any of which could have a material adverse effect on its business, reputation, results of operations and financial condition.

The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors
On 6 February 2010, ABN AMRO Bank N.V. (as it was then named) was demerged into two entities, being RBS N.V. (the former ABN AMRO Bank N.V.) and the new ABN AMRO Bank.

In principle investors now only have recourse to the entity to which the relevant assets and liabilities have been transferred for payments in respect of the appropriate securities. Under the Dutch Civil Code, however, each entity remains liable to creditors for the monetary obligations of the other entity that existed at the date of the legal demerger in the event that the other entity cannot meet its obligations to those creditors. In each case, the liability relates only to obligations existing at the date of the legal demerger.

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Principal risks and uncertainties (continued)

The liability of RBS N.V. is limited to the equity retained at legal demerger. At the time of the legal demerger, this liability amounted to €4.0 billion and this liability will reduce over time. The liability of the new ABN AMRO Bank N.V. is limited to the amount of equity acquired at legal demerger, which amounted to €1.8 billion, which will also reduce over time.

RBS N.V. has made arrangements to mitigate the risks of liability to the creditors which transferred to the new ABN AMRO Bank upon legal demerger. The new ABN AMRO Bank has also made arrangements to mitigate the risks of liability to the creditors that remain in RBS N.V. Both of these entities hold the level of regulatory capital agreed upon with the Dutch Central Bank for purposes of covering any residual risks.

Operational risks are inherent in RBSH Group’s businesses
RBSH Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. RBSH Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of RBSH Group’s suppliers or counterparties. Although RBSH Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by RBSH Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on RBSH Group’s business, applicable authorisations and licences, reputation, results of operations and the price of any Securities.

RBSH Group’s operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in RBSH Group’s business. Negative public opinion can result from the actual or perceived manner in which RBSH Group conducts its business activities, from RBSH Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect RBSH Group’s ability to keep and attract customers. RBSH Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

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Principal risks and uncertainties (continued)

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by RBSH Group depends on RBSH Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards
In accordance with IFRS, RBSH Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by RBSH Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in RBSH Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risks relating to the APS and the Contracts (as defined below)
The two paragraphs set out below provide certain background information in relation to the APS and the Contracts. The remainder of the paragraphs set out in this section headed ‘Risks relating to the Asset Protection Scheme and the Contracts (as defined below)’ provide details of certain risks relating to the Asset Protection Scheme and the Contracts.

On 22 December 2009, the RBSG Group acceded to the APS with HM Treasury acting on behalf of the United Kingdom Government. Neither RBS Holdings N.V. nor RBS N.V. is a party to the APS. The APS is a unique form of credit protection over a complex range of diversified assets and exposures (the ‘Covered Assets’) in a number of jurisdictions and, as at 31 December 2010, included assets and exposures of RBS N.V. and its wholly owned subsidiaries in the amount of €17.45 billion (the ‘RBS N.V. Covered Assets’). If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90 per cent. of further losses. In the event of a further severe or prolonged economic downturn, which could result in extreme credit losses on the RBSG Group’s asset portfolio, the APS provides additional protection to the RBSG Group’s capital ratios and financial position. The RBSG Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

On 26 November 2009, RBS N.V. and RBS entered into two back-to-back contracts in relation to the RBS N.V. Covered Assets, which were effective from 22 December 2009 (the ‘Contracts’). Pursuant to the Contracts, RBS N.V. has purchased credit protection through a financial guarantee and a credit default swap arrangement with RBS to strengthen its capital position and to de-risk future earnings. The guarantee agreement provides RBS N.V. with 100 per cent. protection over a specific portfolio of covered assets held at amortised cost by RBS N.V. and its consolidated subsidiaries (the ‘RBS N.V. Group’). The credit derivative agreement provides equivalent protection over a portfolio of derivatives owned by the RBS N.V. Group. The Contracts were amended and restated on 16 July 2010 with

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Principal risks and uncertainties (continued)

retrospective effect. The amendments related to, among other things, the triggers for, and calculation of, losses in respect of which protection is provided under the Contracts.

Protection under the Contracts, which is linked to the circumstances in which protection is available under the APS, may be limited or may cease to be available in certain circumstances, including where (i) RBS N.V. Covered Assets are not correctly or sufficiently logged or described, (ii) a RBS N.V. Covered Asset is disposed of (in whole or in part) prior to a trigger event, (iii) certain of the extensive governance, asset management, audit and reporting obligations under the UK Asset Protection Scheme Terms and Conditions (the ‘Scheme Conditions’) are not complied with, where RBSH Group is required to comply with, or to ensure that RBS can comply with, such obligations pursuant to the Contracts, (iv) RBSH Group does not comply with, or enable RBS to comply with, the instructions of a step-in manager appointed by HM Treasury in respect of RBS N.V. Covered Assets or (v) HM Treasury seeks to appoint a step-in manager in respect of RBS N.V. Covered Assets and it is not possible to obtain consent from the Dutch Central Bank (if required) to such step-in.

If RBSH Group is required to seek consent from the Dutch Central Bank to such step-in, and such consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), the relevant RBS N.V. Covered Assets would need to be withdrawn by the RBSG Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If the RBSG Group cannot withdraw such Covered Assets from the APS, the RBSG Group would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury.

If the RBSG Group loses protection under the APS in respect of any RBS N.V. Covered Asset as a result of a failure of RBS N.V. to comply in a material respect with its obligations under the Contracts, the credit protection provided to RBSH Group by the Contracts would be lost and any losses incurred on such asset would continue to be borne fully by RBSH Group. This may materially reduce the protection anticipated by RBSH Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its capital ratios may decline, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline.

The extensive governance, asset management and information requirements under the Scheme Conditions, which RBSH Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts may have an adverse impact on RBSH Group. In addition, any changes or modifications to the Scheme Conditions may have a negative impact on the expected benefits of the Contracts and may have an adverse impact on RBSH Group
HM Treasury may, following consultation with the RBSG Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) in certain circumstances, which may be retrospective. The protection provided to RBSH Group by the Contracts is linked, in certain respects, to the protection that the RBSG Group receives under the APS. As a consequence, modifications to, or replacements of, the Scheme Conditions may result in (i) a loss of or reduction in the protection expected by RBSH Group under the Contracts, (ii) an increase in the risk weightings of the RBS N.V. Covered Assets, (iii) a material increase in the continuing reporting obligations or asset management conditions under the Scheme Conditions which RBSH Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts and/or

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Principal risks and uncertainties (continued)

(iv) restrictions or limitations on RBSH Group’s operations. The consequences of any such modifications are impossible to quantify and are difficult to predict and may have a material adverse effect on RBSH Group’s financial condition and results of operations.

There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the RBS N.V. Covered Assets which RBSH Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of RBSH Group and extensive rights in relation to the direct management and administration of the RBS N.V. Covered Assets.

Additionally pursuant to the accession agreement between HM Treasury and RBSG relating to the accession to the APS (the ‘Accession Agreement’), HM Treasury has the right to require RBS to appoint one or more Special Advisers (‘SOC Special Advisers’) to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS. There have been four such appointments to date granting certain oversight rights in relation to certain specified assets and the work of each of the SOC Special Advisers is now substantially completed. Two of those appointments related to assets owned by RBS N.V.

The obligations of RBSH Group and the rights of HM Treasury may, individually or in the aggregate, impact the way RBSH Group runs its business and may serve to limit RBSH Group’s operations with the result that RBSH Group’s business, results of operations and financial condition will suffer. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the Securities.

Any changes to the expected regulatory capital treatment of the Contracts may negatively impact RBSH Group’s capital position
One of the objectives of the Contracts was to improve capital ratios at a consolidated level for RBSH Group and at an individual level for certain relevant members of RBSH Group. There is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by RBSH Group, with the result that the improvement to RBSH Group’s capital ratios will not be fully maintained.

There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, the regulatory capital treatment may differ from that assumed by RBSH Group in respect of the Contracts. Any changes to the regulatory capital treatment of the Contracts could negatively impact RBSH Group’s capital ratios, and this could cause RBSH Group’s business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause the price of the Securities to decline.

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Principal risks and uncertainties (continued)

Fulfilling the disclosure obligations of RBSH Group under the Contracts may give rise to litigation and regulatory risk
In order to fulfil (or as a consequence of fulfilling) its disclosure obligations under the Contracts by disclosing certain information to RBSG, RBS, and/or the subsequent disclosure to HM Treasury or the FSA or their disclosure of such information to third parties for certain specified purposes, RBSH Group may incur the risk of civil suits, criminal liability or regulatory actions. Adverse regulatory action or adverse judgments in litigation could have a significant effect on RBSH Group’s reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the RBSG Group may choose to or be required to remove RBS N.V. Covered Assets from the APS so as not to be required to disclose such information to HM Treasury or the FSA, with the result that such assets will not be protected by the APS, which would result in a loss of protection to RBSH Group under the Contracts. The effect of the removal of such RBS N.V. Covered Assets will impact the level of protection available to RBSH Group and may materially reduce the protection anticipated by RBSH Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

Investors should be aware that the materialisation of any of the above risks may adversely affect the value of any Securities.

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Additional information

Contacts

RBSG Group Investor Relations
Investor.relations@rbs.com
+44 207 672 1758

RBSG Group Media Relations:
+44 131 523 4414 (UK)
+31 (0)20 464 1150 (NL)

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.

Date: 31 August 2011	By:	/s/ Pieter van der Harst
		Name:	Pieter van der Harst
		Title:	Chief Financial Officer